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                                ARTICLES OF AMENDMENT
                                         OF
                             ARTICLES OF INCORPORATION
                                         OF
                                IN HOME HEALTH, INC.

          Pursuant to Minnesota Statutes Section 302A.402, Subd. 3, In Home Health, Inc., a Minnesota corporation (the "Corporation") adopts the following Articles of Amendment to its Articles of Incorporation:

     1. Article III of the Corporation's Articles of Incorporation is amended to read as follows:

     "The authorized capital stock of this corporation shall consist of Thirteen Million, Three Hundred Thirty-Three Thousand, Three Hundred Three (13,333,333) shares of Common Stock, par value $.03 per share, and One Million (1,000,000) shares of Preferred Stock. The Preferred Stock may be issued from time to time as shares of one or more series. Subject to the provisions hereof and the limitations prescribed by law, the Board of Directors is authorized, by adopting resolutions providing for the issuance of Preferred Stock of any particular series, to establish the number of shares of Preferred Stock to be included in each such series, and to fix the par value, designation, relative powers, preferences, rights, qualifications, limitations and restrictions thereof, including without limitation the right to create voting, dividend and liquidation preferences greater than those of Common Stock In addition, as to any series of Preferred Stock which may have voting rights fixed by resolution of the board of directors, the Board of Directors is authorized to provide in the resolution fixing the voting rights of any series of Preferred Stock that each share of such Preferred Stock has voting rights equal to the number of shares of Common Stock into which each such share of Preferred Stock may be convertible at any time."

     2. The foregoing amendment was approved by the Corporation's Board of Directors on November 17, 1998, and pursuant to Minn. Stat. 302A.402, subd. 3 no approval by the shareholders of the Corporation is required.

     3. The foregoing amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in the percentage of authorized shares of any class or series that remains unissued after the combination exceeding the percentage of authorized shares of that class or series that were unissued before the combination.

     Dated this 25th day of November, 1998.

                                   IN HOME HEALTH, INC.


                                   By
                                      --------------------------------------
                                      Robert J. Hoffman, Jr.
                                      Chief Financial Officer